UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rackspace Hosting, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

750086100 (CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No. 750086100

1.	Names of Reporting Persons.

A. Lanham Napier
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially by Owned by Such Reporting Person With:	5. Sole Voting Power

7,068,617(1)
6. Shared Voting Power

0
7. Sole Dispositive Power

7,068,617(1)
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,068,617(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

6.03%
12.	Type of Reporting Person (See Instructions)

IN

(1)	Includes options to purchase 1,528,500 shares that are exercisable within 60 days of December 31, 2008

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

Rackspace Hosting, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

5000 Walzem Rd. San Antonio, TX 78218

Item 2.	(a)	Name of Person Filing:

A. Lanham Napier

	(b)	Address of Principal Business Office or, if none, Residence:

c/o Rackspace Hosting, Inc., 5000 Walzem Rd., San Antonio, TX 78218

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number:

750086100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A. Lanham Napier

(a) Amount beneficially owned:

7,068,617, which includes:

(1) 3,328,228 shares held directly by Mr. Napier, 1,528,500 shares of which are subject to options that are exercisable within 60 days of December 31, 2008.

(2) 3,687,830 shares held by HBSA, L.P. Mr. Napier is the managing general partner and a limited partner of HBSA, L.P. Mr. Napier disclaims any beneficial ownership of shares held by HBSA, L.P. except to the extent of any pecuniary interest therein.

(3) 52,559 shares held by A. Lanham Napier Grantor Retained Annuity Trust of which Mr. Napier is the annuity beneficiary.

(b) Percent of class:

6.03%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

7,068,617

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

7,068,617

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ A. Lanham Napier
A. Lanham Napier

Page 5 of 5 pages